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                                   Filed by Smith & Nephew Group plc pursuant to
                                       Rule 425 under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                                (Commission File No.: 001-14654)

     On May 19, 2003, the following press release was issued.

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[GRAPHIC OF SMITH & NEPHEW PLC LOGO]

FOR IMMEDIATE RELEASE

                                      Contact: Angie Craig
                                               Smith & Nephew plc
                                               011-44-207-401-7646
                                                - or -
                                               Brian Rafferty
                                               Taylor Rafferty
                                               212-889-4350


SMITH & NEPHEW SHAREHOLDER RESOLUTIONS APPROVED
OFFER FOR INCENTIVE CAPITAL AG: ACCEPTANCE CONDITION SATISFIED

LONDON May 19, 2003 - The Board of Smith & Nephew plc (NYSE: SNN), the global medical devices company, today announced that all of the resolutions considered at its Preference Shareholder Meeting, Extraordinary General Meeting and Court Meeting held earlier today were passed, authorizing the Board to:

     . introduce a new holding company, to be known as Smith & Nephew Group plc;

     . complete the proposed acquisition of Centerpulse AG (and the related proposed acquisition of InCentive Capital AG which owns 18.9% of Centerpulse), subject to the satisfaction of all other conditions; and

     .    repay the Preference Shares of Smith & Nephew plc.

Separately, with respect to the offer for InCentive Capital AG, the company announces that by 10:00 AM (UK) today it had received valid acceptances in excess of the minimum acceptance level of 80% stipulated as a condition of the offer. The offer will remain open until June 24, 2003.

Smith & Nephew is a global advanced medical devices company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products. These products are primarily in the areas of bone, joints, skin and other soft tissue. Smith & Nephew has extensive marketing and distribution capabilities, with established sales in more than 90 countries.

Smith & Nephew ADRs, each equivalent to ten ordinary shares, trade on the New York Stock Exchange under the symbol SNN. Smith & Nephew ordinary shares trade on the London Stock Exchange. Shares are quoted on the SEAQ System, and prices may be accessed on the Reuter Equities 2000 Service under the symbol SMN.L, on Bloomberg under the symbol SNN, and on Quotron under the symbol SMU.EU. For further information, visit Smith & Nephew's website at http//www.smith-nephew.com.